FOIA CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC. PURSUANT TO RULE 83	Owens-Illinois, Inc. One Michael Owens Way Perrysburg, OH 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com

December 21, 2015

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owens-Illinois, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 11, 2015
Response Dated September 14, 2015
File No. 1-9576

Dear Mr. Cash:

This letter is in response to the letter of the staff of the Division of Corporate Finance (the “Staff”) dated October 9, 2015, with respect to the above-referenced Annual Report on Form 10-K and synthesizes the Company’s responses to the Staff’s comment letter dated June 8, 2015 (the “July Response”) and to the Staff’s comment letter dated August 14, 2015 (the “September Response”) as well as discussion between and among the Staff and the Company and its advisors on Monday, November 2, 2015 and Thursday, November 5, 2015.  The staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Please note that where referenced, the “Company” refers to Owens-Illinois, Inc.

Owens-Illinois, Inc. Form 10-K for the Year Ended December 31, 2014

Consolidated Financial Statements

13. Contingencies, page 86

1.  We note your response to comments one and two from our letter dated August 14, 2015.  You indicate that you determined that it is not appropriate to use longer time periods in your annual legal review because your hindsight review has demonstrated there are “meaningful variances” between your projections two and three years out and

CONFIDENTIAL TREATMENT

REQUESTED BY OWENS-ILLINOIS, INC.

PURSUANT TO RULE 83

(OI-001)

John Cash
Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
December 21, 2015	OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

the estimated value of claims actually received in those years. Please quantify the extent of the “meaningful variances” that you have experienced over the last five years relative to the variances you experienced one year out. We understand that the precision of an estimate may become less precise over longer time periods; however, we note that ASC 450 does not require estimation with certainty, since an estimate is inherently an approximation that is uncertain. Based on your history with asbestos claims, it seems unlikely to us that the low end of your range of probable losses for time periods beyond three years is zero. Therefore, please explain how you determined that it was not possible to make any estimate for probable losses (including any legal costs for claims where an accrual has already been provided) for periods beyond three years from the date of the financial statements.

Response:

•                  Determination of the Estimate of Probable Losses

To understand how the Company has determined that it cannot make a reasonable estimate for probable losses for asbestos-related lawsuits and claims beyond certain periods, which has historically been three years from the date of the financial statements, it is important to understand the process that the Company has followed in making the determination in light of the challenges it has faced since it began accounting for this liability over two decades ago.

As noted on pages 6 and 7 of the July Response, after establishing a reserve in 1993 of $975 million that was intended to cover indemnity payments and legal defense costs associated with all outstanding and future asbestos-related claims, the Company was required to take four additional charges for asbestos-related lawsuits and claims during the six year period of 1998 to 2003 in the aggregate amount of $1,725 million.  The charge taken in 1998 was based on unasserted claims that the Company expected would be filed in the succeeding five years and on the assumption that the liability from claims filed beyond this period of time would not be material to the Company.  Unfortunately, the number of asbestos-related lawsuits and claims filed in the subsequent two year period of 1999-2000 exceeded the five year estimate of claims upon which the 1998 charge was based.  As a result, the Company took an additional charge in 2000, which was based on unasserted claims that the Company expected would be filed in the succeeding three years, during which the Company then expected to receive a majority of the future asbestos-related lawsuits and claims that could involve the Company.  In the first quarter of 2002 (five quarters after making its previous three year estimate of unasserted claims), the Company was required to take an additional charge that was based on unasserted claims that the Company expected would be filed in the succeeding three years. In connection with taking this charge in 2002, the Company no longer disclosed that it believed that the estimated future claims that served as the basis of the additional charge represented the majority of future claims that the Company expected to be filed.  Five quarters later, in the fourth quarter of 2003, the Company took an additional charge based on a revised estimate of unasserted claims that the Company expected to be filed

CONFIDENTIAL TREATMENT

REQUESTED BY OWENS-ILLINOIS, INC.

PURSUANT TO RULE 83

(OI-002)

John Cash
Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
December 21, 2015	OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

over the succeeding three years and on the basis that it could not reasonably estimate losses beyond three years.

In each case, these additional charges resulted from a comprehensive review conducted by the Company that included an analysis of trends, developments and variables affecting, or likely to affect, the resolution of pending and future asbestos claims against the Company.  Over the period from 1993 through 2000, the volatility of the various factors related to the asbestos litigation environment considered as part of the comprehensive review caused the Company to repeatedly shorten the future period for which it could estimate that unasserted claims were probable of assertion.  In 2000, based on over fifteen years of experience with asbestos litigation, as well as repeated attempts since 1993 to estimate future asbestos claims that were probable of assertion, the Company determined that it was able to reasonably estimate the liability over a time period of three years.  Moreover, the volatility in the asbestos litigation environment, and other related developments that caused the Company to take three additional charges during the 2000-2003 timeframe caused the Company to modify its approach to estimating its asbestos liability. Since 2003, the Company has conducted a comprehensive legal review of its asbestos liability annually in connection with finalizing and reporting its annual results of operations (unless facts and circumstances warrant an earlier review).  In conducting its annual comprehensive legal review, the Company undertakes to analyze the significant factors, trends, developments and assumptions in the asbestos litigation environment both generally and as they affect the Company specifically.  The detailed considerations that comprise the annual review, which have remained generally consistent since the Company established its first asbestos charge in 1993, is summarized for the Staff on pages 3 through 7 of the July Response and pages 2 through 7 of our September Response.  The Company’s assessment of these factors, trends, developments and assumptions conducted as part of its annual comprehensive legal review are referred to herein as the “Qualitative Assessment”. It is an integral part of the Qualitative Assessment portion of the Company’s annual comprehensive legal review to consider the appropriate time period for estimating the probable losses from unasserted claims (as previously noted on page 4 of the September Response, as part of its Qualitative Assessment, the Company reconsiders the factors that support the period for reasonably estimated probable losses from unasserted claims).

In considering the appropriate time period for estimating such probable losses, the Company is not concluding that losses beyond this time period will be zero.  Rather, the Company is making a determination that, in its reasonable judgment, there is sufficient unpredictability surrounding the factors assessed in the Qualitative Assessment impacting the number and nature of claims as well as the average cost that the Company has not been able to reasonably estimate what probable losses beyond such time period will be.  This uncertainty is corroborated by the results of the hindsight review (see below).

Over the past five years, the following events, developments and factors have been among the most significant factors that have caused the Company to conclude that the volatility in the asbestos litigation environment was at a level that prevented the Company

CONFIDENTIAL TREATMENT

REQUESTED BY OWENS-ILLINOIS, INC.

PURSUANT TO RULE 83

(OI-003)

John Cash
Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
December 21, 2015	OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

from estimating its probable losses for periods beyond three years from the date of the financial statements:

•                  One of the significant assumptions described in its public disclosure is the ability of the Company to defend itself successfully at trial or on appeal. Over the last five years, the Company has taken cases to verdict, with trial results going both ways. As an initial matter, it is difficult to predict which cases will go to verdict. Moreover, predicting trial results is an exercise fraught with significant uncertainty and predicting the ultimate outcome of cases, either on appeal or after trial by way of resolution, is also nearly impossible. These trial and appellate factors add considerable uncertainty to estimating if a loss for unasserted claims is probable because verdicts generally, and verdicts in the Company’s trial cases, almost invariably impact settlement demands going forward.

•                  As described in its public disclosures, the Company has claims handling agreements with many plaintiffs’ counsel across the country. Over the last five years, the Company has added new agreements and ended others. Ending an administrative agreement means that the Company will resume active litigation in the tort system with the plaintiffs’ firm involved, triggering all the attendant uncertainties. In addition, the Company has modified some of those agreements to improve the criteria used to determine which claims are paid. Overall, the changes to the Company’s claims handling agreement have been significant, and have been difficult to foresee or forecast. Changes to administrative agreements add significant complexity and uncertainty to estimating liability for unasserted claims.

•                  The Company’s results in connection with the asbestos litigation are significantly related to its ability to negotiate reasonable results with plaintiffs’ counsel across the country. Over the last five years, there has been considerable change in the composition of the plaintiffs’ bar, with many firms forming and others closing or suspending their asbestos practice. Migration of lawyers from firm to firm often impacts whether cases will remain subject to administrative agreements because departing lawyers often refuse to be bound by the agreement’s terms and insist on resolving future cases in the tort system. The Company has no control over these changes in the litigation landscape, nor the approaches of new firms regarding negotiating the cases. In addition, some established asbestos plaintiffs’ firms have changed their strategy regarding the values at which they will resolve cases. Forecasting how the composition of the plaintiffs’ bar will change, or how certain firms may change their approach to resolving asbestos cases, is very difficult and adds additional uncertainty to estimating liability for unasserted claims.

Owens-Illinois’ involvement in the asbestos litigation is clearly shrinking, in part due to the aging of the population occupationally exposed to asbestos and the fact that the Company last sold an asbestos insulation product over 57 years ago.  However, the speed at which the value (which includes both the number of remaining new claims to be asserted and the cost to settle those claims) of the new claims against the Company will decline is impossible to predict with any

CONFIDENTIAL TREATMENT

REQUESTED BY OWENS-ILLINOIS, INC.

PURSUANT TO RULE 83

(OI-004)

John Cash
Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
December 21, 2015	OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

reasonable judgment. The value of the incoming indemnity is dependent not only on demographic trends, but also on trial results and the efficacy of the Company’s claims handling agreements. The factors that influence trial results and the operation of those agreements are often unpredictable both with regard to whether they will occur and how they will affect the Company. For Owens-Illinois, the asbestos litigation continues to be unpredictable and volatile in part due to the dynamics described above.

•                  Quantification of the Company’s Variances

In addition to considering the Qualitative Assessment, as noted on page 7 of the September Response, as part of its comprehensive annual review, the Company also performs a quantitative assessment of its prior estimate of the value of unasserted claims compared to the estimated value of claims actually received, which is referred to as its “hindsight review”.  [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)] In addition, the Company has noted an even wider range of variances — both under or over estimates — in any one year within the three year timeframe.  Also, within any one year period, the Company has experienced significant, and even divergent, variations in the two main components of estimated unasserted claims - namely estimated new claim filings and estimated average costs per claim - compared to its earlier estimates.  [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]  Although the variances for new claims and average cost per claim largely offset each other in the above example, it is entirely possible for these two variances to compound each other and result in a larger total variance.   As such, the Company believes that these variance levels in two different inputs that produce a compounding effect highlight the volatile nature of the litigation environment.

The uncertainty surrounding the asbestos-related claims that may be asserted against the Company in the future requires the Company to base its assessments on trends and cycles in historical data relating to asbestos litigation generally as well as the Company’s specific experience as a defendant in such litigation.  It is axiomatic that the accuracy of any forecast based on extrapolation from historical data assumes that the forces responsible for creating the past will continue to operate in the future.  The stability of the litigation environment is a key factor affecting the accuracy of such a forecast.  As a result, the further out one attempts to forecast, the less certain a forecast becomes.  Based on the significant variance levels that it historically has experienced in its hindsight review, the Company has determined that the

CONFIDENTIAL TREATMENT

REQUESTED BY OWENS-ILLINOIS, INC.

PURSUANT TO RULE 83

(OI-005)

John Cash
Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
December 21, 2015	OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

degree of uncertainty in the material factors driving its asbestos litigation and claims create a level of uncertainty related to its future asbestos liability that has led to its determination that it is not able to reasonably estimate probable losses for unasserted claims for periods beyond the three-year period without such estimates potentially being misleading.  As noted in paragraph 450-20-25-4, the condition for accruals established in ASC 450 are intended to prevent accrual in the financial statements of amounts “so uncertain as to impair the integrity of those statements.”

•                  Summary Conclusion

Under ASC 450, an accrual is required for unasserted claims if certain conditions are satisfied.  First, a judgment must be made as to whether the assertion of a claim is probable.  For such probable claims, accrual of a loss is required only where an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

As the Company emphasized to the Staff in the July Response and the September Response, as well as in each telephone conversation with the Staff, the asbestos personal injury litigation is the most complex, longest running mass tort litigation in the history of the United States and, as a result, the Company has consistently found asbestos litigation to be more difficult to manage and accurately predict than other tort liabilities.  The Company also believes that its experience in the asbestos litigation is unique from other entities in several ways.  The Company has been a defendant in asbestos litigation for almost 40 years, which is far longer than most current defendants.  The Company’s asbestos-related liability was incurred from a small, former business that was last operated in 1958 — 57 years ago.  Almost all of its co-defendants from the early days of the litigation, and virtually all of the asbestos insulation manufacturers, have gone bankrupt.  The duration, relative scale and cost of the asbestos litigation for the Company exceed that of other defendants currently in the litigation.

The facts and circumstances unique to the Company’s use of asbestos, including those described in pages 4-5 of the July Response, make it exceedingly difficult for the Company to determine beyond a short-term horizon, the number and type of claims for which future assertion can be considered probable.  This difficulty of predicting incidence rate and claim patterns, together with the changing plaintiff profile and the changing nature of liability theories (see, for example, the discussion on page 5 of the July Response under the heading “Emergence of Household Exposure Cases”) make it very difficult for the Company to determine with any real accuracy, the extent to which an unfavorable outcome in future asserted cases can be considered probable. Finally, the aforementioned uncertainty concerning the number and nature of cases to be asserted in the future together with all of the factors discussed on pages 4-5 of the July Response, make it difficult for the Company to reasonably estimate the amount of the loss for further asbestos claims.

The Commission has noted that generally accepting accounting principles contemplate numerous circumstances in which Companies, in applying accounting principles, exercise judgment and make estimates, for purposes of the financial statements.  In situations (such as ASC 450) where GAAP requires companies to estimate the effects of future events, such future events cannot be perceived with certainty and estimating the impact of those events

CONFIDENTIAL TREATMENT

REQUESTED BY OWENS-ILLINOIS, INC.

PURSUANT TO RULE 83

(OI-006)

John Cash
Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
December 21, 2015	OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

therefore requires the exercise of judgment.  After conducting its 2014 comprehensive legal review of its asbestos-related litigation, and in light of the volatility of the factors comprising the Qualification Assessment of the 2014 Annual Comprehensive Review, together with the degree of variance represented by the most recent hindsight review, the Company determined that it was not capable of estimating losses greater than three years beyond the date of the financial statements.

As noted above, and as emphasized with the Staff during our telephonic conversation, as part of its comprehensive annual legal review, each year (1) the Company reconsiders the factors that support its time horizon for estimation and (2) the Company would modify this time period when its assessment indicated a different period of time may be appropriate.  The Company notes for the Staff that, based on the Qualitative Review conducted as part of the preliminary 2015 Comprehensive Legal Review, as well as on the most recently completed hindsight review, that the Company intends, in connection with finalizing and reporting its 2015 results of operations, to estimate probable losses for a period of four years from the date of the Company’s financial statements instead of three for purposes of considering the need to take a charge to increase its accrued liability for asbestos-related costs. [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]  The Company believes that the above two points have provided additional evidence to reconsider and extend its time horizon.  The determination of the outlook period has, and continues to require, a high degree of management judgment.  Beyond the 2015 10-K filing and thereafter, the Company will continue to monitor the qualitative and quantitative factors in determining its estimate of the asbestos liability, including whether the Company is able to reasonably estimate probable losses for unasserted claims for more, less than or equal to a four year time horizon.

In connection with this conclusion, and in light of the dialogue with the Staff concerning this matter, the Company also intends to make changes to its disclosures concerning asbestos liability in the Contingencies Footnote and Critical Accounting Estimates.  For instance, the Company intends to disclose that it has moved from a three year time horizon of estimated unasserted claims to four years based on the results of its preliminary 2015 Comprehensive Review.  In addition, the Company intends to provide sensitivity disclosure in its Critical Accounting Estimates to provide more transparency into how the asbestos liability would be impacted if it was able to reasonably estimate losses for longer periods in the future.

CONFIDENTIAL TREATMENT

REQUESTED BY OWENS-ILLINOIS, INC.

PURSUANT TO RULE 83

(OI-007)

John Cash
Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
December 21, 2015	OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

2. We note your response to comment one from our letter dated August 14, 2015 which states that disposition activities and cash expenditures associated with your asbestos liability are generally much heavier in the third and fourth quarters. Please tell us if new asbestos claims tend to be filed during a particular quarter or throughout the year. To the extent that new claims are filed throughout the year, please tell us why you do not record any estimates for asbestos-related costs during period in which the claims are filed and adjust your estimates in the fourth quarter after the conclusion of your annual legal review.

Response:

As disclosed to the staff on our phone conversation on November 2, 2015, approximately 60% of the Company’s asbestos claims are filed in the second half of the year.  Additionally:

•                  From a GAAP perspective, the Company believes that its position to record its asbestos charges on an annual basis is consistent with the provision in ASC 270-10-45 that states that, “Arbitrary assignment of the amount of such costs to an interim period shall not be made.”  There are several examples in ASC 270 describing the application of operating-related costs, such as allowance for uncollectible accounts, quantity discounts, etc., to interim periods, but the Company’s asbestos expenses have no such relationship to its normal operations.  The Company’s asbestos exposure stems from a former business that it sold in 1958 and whose business operations (asbestos insulation) have no similarity to its business today (glass containers).  Since these asbestos charges do not reflect an accrual of expense incurred during an interim period, the Company believes that an annual comprehensive legal review and charge to its financial statements is appropriate and in accordance with generally accepted accounting principles.  Accordingly, the Company believes that the assignment of its asbestos costs to interim periods would not be based upon any pattern of costs incurred during the period since it was incurred years ago and not helpful to the readers of its financial statements in understanding its financial results.  The Company also notes that this policy has been consistently and clearly described in the footnotes to the Company’s financial statements and the related financial statement effects are equally transparent.  The Company also believes that the accounting treatment appropriately reflects the results of operations on a quarterly basis.

•                  New claim filings are one of several important inputs into the annual legal review.  However, the specific attributes of each claim, such as the jurisdiction in which it is filed, the plaintiff counsel filing the claim, and other case-specific factors are as important as the actual number of new claims filed.  Since not all claims are created equal, the Company needs to aggregate a number of these claims throughout the year to obtain sufficient information for making an estimate.  The volume of the information accumulated and analyzed in connection with the annual legal review is substantial and this process is best accomplished at the end of the year when this data can be fully aggregated and analyzed rather than multiple times throughout the year.  Also, it is important to note that new claim filings have already been included in the Company’s previously established asbestos liability since an estimate of unasserted claims is a component of such liability.  Therefore,

CONFIDENTIAL TREATMENT

REQUESTED BY OWENS-ILLINOIS, INC.

PURSUANT TO RULE 83

(OI-008)

John Cash
Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
December 21, 2015	OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

the filing of new claims merely reflects the reclassification of previously accrued estimates of unasserted claims to current estimates of pending claims.  On an interim basis, unasserted claims beyond the time horizon established in the most recent annual comprehensive legal review are so uncertain they are not reasonably estimable nor is there sufficient information to adjust the liability recorded at each interim period.  The Company believes that, absent any significant changes in trends or new developments that would warrant an earlier review, it can only reasonably estimate a revised accrual for unasserted claims when it obtains new information through its annual comprehensive legal review.

•                  As discussed in its September response, the Company is aware that other companies with asbestos liabilities use a broad range of time horizons to conduct their reserve analyses, and that some companies make no estimation of unasserted claims for any future period.  Likewise, the Company has reviewed the public disclosures for several dozen of these companies and has determined that varying frequencies for recording charges to their asbestos-related liabilities (i.e. quarterly, annually, less frequent intervals than annually) are also used.  The Company is unable to assess what factors have driven the specific approaches chosen by other companies, but recognizes that different defendants have widely disparate litigation profiles and claims experience.

In summary, the Company believes that its annual comprehensive legal review is the best process to undertake to assess all key facets of its asbestos liability before recording an adjustment to its financial statements.

*              *              *              *              *              *

Owens-Illinois, Inc. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At this point in our communications, the Company would welcome the opportunity to discuss any remaining issues with the Staff. Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP if you would like to do so or if you have any further questions.

Very truly yours,

/s/ Jan A. Bertsch
Jan A. Bertsch
Senior Vice President and Chief Financial Officer

cc:  Scott C. Herlihy, Latham & Watkins LLP

CONFIDENTIAL TREATMENT

REQUESTED BY OWENS-ILLINOIS, INC.

PURSUANT TO RULE 83

(OI-009)